Mail Stop 6010

August 20, 2008

George Konrad
Chief Executive Officer
Vyrex Corporation
21615 N. 2nd Avenue
Phoenix, Arizona 85027

>   **Re: PowerVerde, Inc.**
>   **f/k/a Vyrex Corporation**
>   **Form 10-KSB for the year ended December 31, 2007**
>   **Filed March 31, 2008**
>   **Form 10-Q as of March 31, 2008**
>   **Form 10-Q as of June 30, 2008**
>   **File No. 0-27866**

Dear Mr. Konrad:

    We have reviewed your response letter dated August 11, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2007

1.   We note your response to prior comments 1, 3 and 4. Please tell us when you plan to file the amended Forms 10-KSB and 10-Q.

Form 10-Q as of March 31, 2008

2.   We note your response to prior comment 4. We further note that you plan to restate the financial statements originally presented in that Form 10-Q. Please note the requirements of Item 4.02 of Form 8-K. Please file the appropriate Form 8-K, or tell us why you believe you have complied with the requirements of Item 4.02 of Form 8-K.

Form 10-Q as of June 30, 2008

3.   Please reconcile the amounts shown as deficit accumulated during the development stage of $13,859,039 shown on your balance sheet with your net loss since inception of $477,768 shown on the income statement. In this regard, please confirm that in connection with the recapitalization you eliminated the additional paid-in capital and retained earnings of the accounting target (Vyrex).

4.   In order to help an investor better understand the changes in your capitalization that took place in connection with the merger on February 11, 2008, please revise future filings to provide a rollforward of your stockholders' equity from December 31, 2007 showing the adjustments that you recorded to reflect the recapitalization in February 2008. Please also provide us with this rollforward.

        As appropriate, please amend the Forms 10-KSB and 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief Accountant, at (202) 551-3671.

                                        Sincerely,

                                        Kevin L. Vaughn
                                        Accounting Branch Chief